As filed with the Securities and Exchange Commission on March 25, 2022

Registration No. 333-260608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Joby Aviation, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3721	98-1548118
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2155 Delaware Avenue, Suite #225

Santa Cruz, CA 95060

(831) 426-3733

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JoeBen Bevirt

2155 Delaware Avenue, Suite #225

Santa Cruz, CA 95060

(831) 426-3733

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jack Sheridan, Esq. Ryan J. Maierson, Esq. Benjamin A. Potter, Esq. Brian D. Paulson, Esq. Saad Khanani, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025	Kate DeHoff General Counsel Joby Aviation, Inc. 2155 Delaware Avenue, Suite #225 Santa Cruz, CA 95060 (831) 426-3733

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (333-260608)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission (the “Commission”) in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Joby Aviation, Inc. (File No. 333-260608), initially filed on October 29, 2021 and declared effective by the Commission on November 9, 2021 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of Deloitte & Touche LLP, filed herewith as Exhibit 23.1 (the “Consent”), with respect to its report dated March 25, 2022 relating to the financial statements of Joby Aviation, Inc. contained in the Annual Report on Form 10-K of Joby Aviation, Inc. for the year ended December 31, 2021 and included in the Prospectus Supplement dated March 25, 2022 filed pursuant to Rule 424(b)(3). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Description	Form	Exhibit	Filing Date

2.1†	Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Registrant, RTP Merger Sub Inc. and Joby Aero, Inc.	S-4	2.1	7/6/2021

3.1	Amended and Restated Certificate of Incorporation of Joby Aviation, Inc.	S-4	3.2	7/6/2021

3.2	Bylaws of Joby Aviation, Inc.	S-4	3.3	7/6/2021

4.1	Warrant Agreement, dated as of September 16, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	4.1	9/21/2020

4.1(a)	Form of Amendment to the Warrant Agreement, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.	S-4	4.5	7/6/2021

4.2	Specimen Warrant Certificate.	8-K	4.1	9/21/2020

5.1*	Opinion of Latham & Watkins LLP.

10.1	Sponsor Support Agreement, dated as of February 23, 2021, by and among the Registrant, Reinvent Sponsor LLC and the other parties thereto.	S-4	10.1	7/6/2021

10.2	Sponsor Agreement, dated as of February 23, 2021, by and among the Registrant, Reinvent Sponsor LLC and Joby Aero, Inc.	S-4	10.2	7/6/2021

10.3	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto.	S-4	10.3	7/6/2021

10.4†	Amended and Restated Registration Rights Agreement, by and among Joby Aviation, Inc. and the other parties thereto.	S-4	10.4	7/6/2021

10.5	Form of Majority Company Equityholders Lock-Up Agreement.	S-4	10.5	7/6/2021

		Incorporation by Reference
Exhibit Number	Description	Form	Exhibit	Filing Date

10.6	Form of Other Company Equityholders Lock-Up Agreement.	S-4	10.6	7/6/2021

10.7	Form of Indemnification Agreement.	S-1	10.11	8/17/2021

10.8+	Joby Aviation, Inc. 2021 Incentive Award Plan.	S-1	10.12	8/17/2021

10.9+	Form of Stock Option Agreement (included in Exhibit 10.8).	S-1	10.13	8/17/2021

10.10+	Form of Restricted Stock Unit Award Agreement.	S-8	99.3	12/17/2021

10.11+	Joby Aviation, Inc. 2021 Employee Stock Purchase Plan.	S-1	10.15	8/17/2021

10.12#	Collaboration Agreement, dated as of January 11, 2021, by and between Joby Aero, Inc. and Uber Technologies, Inc.	S-4	10.23	7/6/2021

10.13#	Amended and Restated Collaboration Agreement, dated as of August 30, 2019, by and between Joby Aero, Inc. and Toyota Motor Corporation.	S-4	10.24	7/6/2021

10.14#	Memorandum of Understanding, dated as of February 20, 2021, by and between Joby Aero, Inc. and Toyota Motor Corporation.	S-4	10.25	7/6/2021

10.15#	Modification to Other Transaction for Prototype Agreement, dated as of July 14, 2020, by and between Joby Aero, Inc. and The United States Air Force.	S-4	10.26	7/6/2021

10.16+	Non-employee Director Compensation Program.	10-K	10.16	3/25/2022

10.17+	Offer letter, dated December 21, 2020, by and between Joby Aero, Inc. and Eric Allison.	10-K	10.17	3/25/2022

10.18+	Offer letter, dated February 1, 2021, by and between Joby Aero, Inc. and Matt Field.	10-K	10.18	3/25/2022

21.1	List of Subsidiaries.	10-K	21.1	3/25/2022

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed.
†

The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

+	Indicates a management contract or compensatory plan.
#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10).

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on this 25th day of March, 2022.

JOBY AVIATION, INC.

By:	/s/ Matthew Field
Name:	Matthew Field
Title:	Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Chief Architect	March 25, 2022
JoeBen Bevirt	(Principal Executive Officer)

/s/ Matthew Field	Chief Financial Officer	March 25, 2022
Matthew Field	(Principal Financial Officer and Principal Accounting Officer)

*	Director	March 25, 2022
Aicha Evans

*	Director	March 25, 2022
Halimah DeLaine Prado

*	Director	March 25, 2022
Reid Hoffman

*	Director	March 25, 2022
James Kuffner

*	Director	March 25, 2022
Dipender Saluja

*	Director	March 25, 2022
Paul Sciarra

*	Director	March 25, 2022
Laura Wright

*By:	/s/ Matthew Field	March 25, 2022
Matthew Field
Attorney-in-fact